UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 16, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:	Sheraton Centre Toronto hotel Simcoe/Dufferin Room (located on 2nd Floor) 123 Queen St West Toronto, Ontario
Date:	May 16, 2012

Time:	10:00 a.m. (Toronto time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Canadian Stock Transfer Company (CST) as administrative agent for CIBC Mellon Trust Company (CIBC Mellon), B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 prior to 5:00 p.m. on May 15, 2012 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

DATED at Orlando, Florida

April 15, 2012

BY ORDER OF THE BOARD OF DIRECTORS

/s/ J. Gregory Humphries

J. Gregory Humphries

Secretary